ScanHash LLC
Statements of Comprehensive Income
(Unaudited)

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Revenue	$ -	$ -
Expenses:		
General and Administrative expenses	-	-
Total expenses	-	-
Net loss	$ -	$ -